Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

     Attention Business/Financial Editors:
     ACE Aviation Holdings Inc. to sell 13 million units of Jazz Air Income
     Fund for total net proceeds of $ 96.85 million

     MONTREAL, Jan. 16 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE) today announced that it has accepted an offer to sell a total of 13,000,000 units of
Jazz Air Income Fund on an exempt trade basis to certain funds and accounts managed by West Face Capital Inc. and to Sunrise Partners Limited Partnership
at a price of $7.45 per unit representing total net proceeds to ACE of approximately $96.85 million. The sale is expected to close on or about
January 24, 2008. Immediately following the completion of the sale, ACE will hold approximately 9.5% of the issued and outstanding units of Jazz Air Income
Fund.

     ABOUT ACE AVIATION HOLDINGS INC.

     ACE is a holding company of various aviation interests including Air
Canada, Aeroplan Income Fund, Jazz Air Income Fund and ACTS.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION
     ---------------------------------------------

     Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.
     Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of ACE. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward looking statements. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.
     %SEDAR: 00020954EF C9299          %CIK: 0001295721

     /For further information: ACE: Isabelle Arthur (Montral), (514)
422-5788; Angela Mah (Vancouver), (604) 270-5741; Peter Fitzpatrick (Toronto),
(416) 263-5576; aceaviation.com/
     (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 07:45e 16-JAN-08